Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

A. Greig Woodring
President and Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re: **Reinsurance Group of America, Incorporated**
    Form 10-K for the Year Ended December 31, 2009
    Filed February 26, 2010
    File No. 001-11848
    DEF14 A
    Filed April 8, 2010
    File No. 001-11848

Dear Mr. Woodring:

We have reviewed your filing and have the following comments.

In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF14A
Item 1. Election of Directors, page 2
Qualifications of Directors, page 5

1. We note that you have included a general discussion of the qualifications, expertise and attributes of your directors. Please note that Item 401 (e) of Regulation S-K requires disclosure of the specific "experience, qualifications, attributes or skills of directors and nominees on an individual basis. Please revise your disclosure to address the requirements of Item 401 (e) on an individual director basis. Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee. A mere listing of each director or nominee's prior work experience is not sufficient. Please revise accordingly.

Executive Compensation, page 21
Summary Compensation Table, page 21

2. We note Footnote 3 to the Summary Compensation Table in which you indicate that the option awards have been presented at the grant date fair value of stock options granted in accordance with SFAS 123R. Please advise us of any difference in the values presented had you included the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required under Item 402 (c) (v) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director